Exhibit 2(d)

DESCRIPTION OF RIGHTS OF EACH CLASS OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2024, the registrant had the following series of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended:

Title of each class	Name of each exchange on which registered

Class D shares	New York Stock Exchange *

American Depositary Shares, each representing one Class D share, par value 10 pesos per share	New York Stock Exchange

* Not for trading purposes, but only in connection with the trading on the New York Stock Exchange of American Depositary Shares representing those Class D shares.

The Bank of New York Mellon, as depositary (“Depositary”), registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one Class D share. Each ADS also represents any other securities, cash or other property which may be held by the Depositary. The deposited shares together with any other securities, cash or other property held by the Depositary are referred to as the deposited securities. The Depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, NY 10286, United States. The ADSs are listed on the NYSE under the trading symbol “YPF”. which trading began on June 28, 1993.

According to data provided by the Depositary, as of March 10, 2025, there were 121,565,060 ADSs outstanding and 34 ADR holders on record. Such ADRs represented 30.9% of the total number of issued and outstanding Class D shares as of such date. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having uncertificated ADSs registered in your name, or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in the Depository Trust Company (“DTC”). If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The Depositary will be the holder of the Class D shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement (“Deposit Agreement”) among us, the Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

When required in order to comply with applicable laws and regulations or our by-laws, we may from time to time request certain information from you relating to: (i) the capacity in which you hold ADSs; (ii) the identity of any holder or other persons or entities then or previously interested in those American Depositary Shares and the nature of those interests; and (iii) any other matter where disclosure of such matter is required for that compliance. The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR. You can find a copy of the Deposit Agreement in the report on Form F-6 filed by us with the SEC on March 1, 2022.

Deposit, withdrawal and cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits Class D shares or evidence of rights to receive Class D shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the Depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Class D shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered ADS holder of the same number of uncertificated ADSs. Upon receipt by the Depositary of a proper instruction from a registered ADS holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will cancel those uncertificated ADSs, and register and deliver to the ADS holder an ADR evidencing the same number of certificated ADSs.

Requirements for Depositary actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the Depositary may require:

•	Payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities.
•	Satisfactory proof of the identity and genuineness of any signature or other information it deems necessary.
•	Compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your right to receive the shares underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.
•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Dividends

Under our by-laws, all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except for shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No preferred shares have been issued by YPF as the date of this annual report.

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. The Board of Directors may resolve to distribute interim dividends if certain requirements are met (see “Item 10. Additional information—Dividends—Amount available for dividends distribution”. The directors and members of the Supervisory Committee, as the case may be, are jointly and severally responsible for such payments and distributions.

Although we have not adopted a formal policy regarding dividends, the Board of Directors prudently evaluates on each fiscal year the possibility to recommend a payment of dividends to the shareholders within the framework of a management that will also consider, among other factors, the capital requirements related to investment plans, the attention of debt services, working capital needs, legal, regulatory, tax and/or contractual restrictions that apply at all times, and the general conditions of the economic and financial context. In compliance with Argentine law, we determined dividends in the currency of legal tender in Argentina, which is the Argentine peso based on the last annual audited financial statements in Argentine pesos submitted to the CNV. See “Item 10. Additional information—Dividends—Amount available for dividends distribution”.

For information about our distributions of dividends (if any), see “Item 10. Additional Information—Dividends”.

For information about taxation on dividends see “Item 10. Additional information—Taxation—Argentine tax considerations”.

Amount available for dividends distribution

Under the Argentine General Corporations Law, dividends of an Argentine company, including those that make public offering of its shares, may be lawfully paid only out of its liquid and realized profits reflected in the annual audited financial statements in Argentine pesos submitted to the CNV, prepared in accordance with accounting rules prevailing in Argentina and the CNV regulations and approved at a shareholders’ meeting. The board of directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, based on special or quarterly financial statements with the report of the external auditor and the supervisory committee, in which case the members of the board of directors, the members of the surveillance committee (“consejo de vigilancia”) when applicable, and of the supervisory committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

According to the Argentine General Corporations Law and our bylaws, YPF is required to maintain a legal reserve of at least 5% of the fiscal year’s liquid and realized profits until such reserve equals 20% of the then-outstanding capital stock of YPF S.A. The legal reserve is not available for distribution to shareholders.

Under our bylaws, YPF’s liquid and realized profits are applied as follows:

(i)	At least 5% of the net income, plus (less) prior fiscal year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital.
(ii)

An amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee. See “Item 6. Directors, Senior Management and Employees—Management of the Company—Board of Directors—Compensation of members of our Board of Directors”.

(iii)	An amount is segregated to pay dividends on preferred stock, if any; and to unpaid cumulative dividends, as the case may be (YPF does not currently have preferred stock).
(iv)	The remainder, in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.

Our Board of Directors submits YPF’s statutory financial statements in Argentine pesos for the closed fiscal year, together with reports thereon by the Supervisory Committee and the external auditor, to the annual ordinary shareholders’ meeting for approval. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the annual financial statements of YPF S.A. and determine the allocation of its net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 calendar days from the shareholders’ meeting approving such dividends. In cases where the shareholders meeting delegates the authority for the distribution of dividends to the Board of Directors, the payment of dividends has been usually resolved within 30 days from the relevant Board of Directors’ resolution.

In the case of payment of stock dividends, or payment of both stock and cash dividends, both shares and cash, as the case may be, are required to be available within 3 months of the receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. In accordance with the Argentine Civil and Commercial Code, the statute of limitations to the right of any shareholder to receive dividends determined by the shareholders’ meeting is 5 years from the date on which it has been made available to the shareholder.

Under the Deposit Agreement, subject to certain terms and conditions set out in the Deposit Agreement, (including, among others, the Depositary’s judgement on determining that currency it receives other than U.S. dollars can be converted on a reasonable basis into U.S. dollars in a manner consistent with legal restrictions on foreign exchange) the Depositary converts dividends it receives on deposited shares in currency other than the U.S. dollar into U.S. dollars and distributes the amount thus received to the holders of ADRs associated with those shares.

For information about exchange regulation on dividends payments see “Item 10. Additional information—Exchange regulations—Specific provisions on access to the Foreign Exchange Market—Profit and dividend payment”.

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

(i)

Cash: The Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 10. Additional Information—Taxation”. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

(ii)

Shares: The Depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The Depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

(iii)

Rights to purchase additional shares: If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may (a) exercise those rights on behalf of ADS holders, (b) distribute those rights to ADS holders; or (c) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

(iv)

Other distributions: The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Voting

Under our bylaws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of members of the Board of Directors and the Supervisory Committee and are entitled to appoint one director and the alternate director, and one member of the Supervisory Committee and the alternate member (see “Item 10. Additional information—Directors”, or (ii) have certain veto rights.

Class A shares veto rights

Under our bylaws, so long as any Class A share remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of YPF; (ii) approve any acquisition of shares by a third-party representing more than 50% of YPF S.A.’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF S.A. pursuant to the Argentine Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of YPF S.A.’s exploration and production activities; (iv) voluntarily dissolve YPF S.A.; (v) transfer our legal or fiscal domicile outside Argentina; and (vi) make an acquisition that would result in the purchaser holding 15% or more of our capital stock, or 20% or more of the outstanding Class D shares. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

Voting of the underlying Class D shares

Pursuant to our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any shareholders’ meeting of YPF, except those specific procedures apply to the election of Directors. See “Item 10. Additional information—Directors—Election of Directors”. The Depositary has agreed that, as soon as practicable after receipt of a notice of any shareholders’ meeting of YPF, it will mail a notice to the holders of ADRs evidencing ADSs, which will contain the following: (i) a summary in English of the information contained in the notice of such meeting; (ii) a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, our bylaws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by their respective ADSs; and (iii) a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with the written instructions of the holders of the ADRs evidencing the ADSs. With regards to the Class D shares as to which the Depositary receives no instructions, the Depositary will vote them in accordance with the recommendations of our Board of Directors, provided that YPF S.A. delivers to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to our bylaws or Board of Directors regulations. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received or not.

Cumulative voting

Under the Argentine General Corporations Law, shareholders have the right to cumulative voting in order to elect up to one third of the directors to fill vacancies of the Board of Directors, sharing such part with candidates voted for by means of the plural system. Cumulative voting works by multiplying the number of votes corresponding to the shareholder exercising its cumulative voting right, by the number of total vacancies to be filled, which shall be applied to the voting of seats not exceeding one third of the vacancies.

Class D shares acquisitions: Reporting requirements

Pursuant to our by-laws, any person who, directly or indirectly, through any means or title, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify YPF of such acquisition within 5 days of its closing, in addition to complying with any additional requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person or persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, YPF S.A. Each subsequent acquisition by such person or persons, as long as it exceeds the above mentioned 3% of the Class D shares, requires a similar notice.

In addition, pursuant to the regulations of CNV, any person or entity that directly or indirectly, or any group of persons acting in concerted form, by any means and with a certain purpose: (i) acquires or dispose of shares or securities convertible into shares, or acquire call or put options over them; (ii) alters the integration or configuration of its direct or indirect interest over the capital stock of an issuer; (iii) converts notes (“obligaciones negociables”) into shares; (iv) exercises the put or call options of the securities referred to in (i); or (v) changes their purpose regarding their interest in an issuer at the time of occurrence of any the abovementioned events; is required to inform CNV and BYMA of such circumstances, within 10 business days after executing the acquisition, disposal, alteration of the integration or configuration of the interest, conversion into shares, and/or exercise of the calls or put options referred to above, or after the occurrence of the change in the purpose referred to above.

In any case, the information shall be submitted only as long as the acquisitions involved and/or facts referred to above grant 5% or more of the voting rights that can be exercised in the shareholders’ meetings of YPF S.A.

Similar information is required to be submitted to CNV and BYMA within the aforementioned term in the event of changes over the interests previously informed, provided they involve shares in a number that reaches multiples of 5%, until becoming a controlling shareholder in which case the regulations applicable to shall become applicable.

Preemptive and accretion rights

Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe a number of shares of the same class sufficient to maintain the holder’s existing proportionate holding of shares of that class. Preemptive rights also apply to issuances of convertible securities, but the shareholders of the issuer shall not have preemptive rights in relation to the shares issued to attend conversion requests of such securities.

Pursuant to the Argentine General Corporations Law, in exceptional cases and on a case-by-case basis when required for the best interest of YPF S.A., the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders’ preemptive rights, provided that such limitation or suspension of the shareholders’ preemptive rights is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

Under its by-laws, YPF S.A. may only issue securities that are convertible into Class D shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D shares.

Holders of ADRs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act is effective with respect to those rights or an exemption from the registration requirements of the U.S. Securities Act is available (see “Item 3. Key information—Risk factors—Risks relating to our Class D shares and ADSs—You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs”).

Preemptive rights are exercisable during the 30 days following the last publication of notice (which shall be made for 3 days) informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine General Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as YPF S.A., may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the last publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, in proportion to their respective ownership, with respect to any non-preempted shares, in accordance with the following procedure:

•

Any non-preempted Class A shares will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise preemptive rights with respect to non-preempted Class A shares.

•

Any non-preempted Class B shares will be assigned to those provinces that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any non-preempted Class B shares.

•

Any non-preempted Class C shares will be assigned to any PPP participants who exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares, any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any non-preempted Class C shares.

•

Any non-preempted Class D shares will be assigned to holders of Class D shares that exercised their preemptive rights and indicated their intention to exercise accretion rights; any remaining Class D shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise accretion rights.

The term for exercise of accretion rights is the same as that fixed for exercising preemptive rights.

In addition, under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (under the purview of the Ministry of Justice, or the agency to be determined by such Ministry to that effect, according to Decree No. 27/2018) in order to exercise certain shareholder rights, including voting rights. Such registration may require the filing of certain corporate and accounting documents. If you own our Class D shares directly (rather than through ADSs) and you are a non-Argentine company and you fail to register with the respective National Corporations Registry, your ability to exercise your rights as a holder of our Class D shares may be limited. Pursuant to Capital Markets Law No. 26,831 and to CNV General Resolution No. 789/2019, both applicable to YPF S.A., foreign companies that are shareholders of YPF may participate and vote in the shareholders’ meetings through duly authorized attorneys in fact.

Tender and exchange offers, redemption, replacement or cancellation of deposited securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, if the Depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Deposit Agreement: Amendment and termination

How may the Deposit Agreement be amended?

The Deposit Agreement may at any time, and from time to time, be amended by agreement between us and the Depositary in any respect which we may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of the ADS holders, shall, however, not become effective until the expiration of 30 days after notice of such amendment shall have been given to the ADS holders.

Every ADS holder at the time any amendment so becomes effective, shall be deemed, by continuing to hold ADSs or any interest therein, to consent and agree to that amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the ADR holder to surrender ADSs and receive delivery of the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

How may the Deposit Agreement be terminated?

We may initiate termination of the Deposit Agreement by notice to the Depositary. The Depositary may initiate termination of the Deposit Agreement if: (i) at any time 60 days shall have expired after the Depositary delivered us a written resignation notice and a successor Depositary has not been appointed and accepted its appointment as provided in Section 5.04 of the Deposit Agreement; or (ii) a termination option event (as defined in the Deposit Agreement) has occurred. If termination of the Deposit Agreement is initiated, the Depositary shall disseminate a notice of termination to the holders of all ADSs then outstanding setting a date for termination, which shall be at least 90 days after the date of that notice, and the Deposit Agreement shall terminate on that termination date.

Jury trial waiver

The Deposit Agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the Depositary arising out of or relating to our shares, the ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws. If we or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the Deposit Agreement, be deemed to have waived our or the Depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Each holder of ADSs may be required from time to time to provide certain information, including proof of taxpayer status, residence and beneficial ownership (as applicable), from time to time and in a timely manner as we, the depositary or the custodian may deem necessary or proper to fulfill obligations under applicable law.

Limitations on obligations and liability

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

•	Are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith.
•

Are not liable if we are or it is, directly or indirectly, prevented from, forbidden to or delayed in, or could be subject to any civil or criminal penalty on account of doing or performing and therefore does not do or perform, any act or thing that, by the terms of the Deposit Agreement or the deposited securities, it is provided shall be done or performed.

•

Are not liable if we or it exercises, or fails to exercise, any discretion provided for under the Deposit Agreement (including any determination by the Depositary or us, to take, or not take, any action that the Deposit Agreement provides the Depositary or us, as the case may be, may take).

•

Are not liable for the inability of any holder to benefit from any distribution, offering, right or other benefit that is made available to holders of deposited securities but is not, under the terms of the Deposit Agreement, made available to holders.

•	Are not liable for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement.
•

Have no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or in respect of the ADSs on behalf of any ADS holder or any other person.

•

Are not liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADS holder or any other person believed by it in good faith to be competent to give such advice or information.

•

Are not liable for relying upon, any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties, including any written notice, request, direction or other document delivered by electronic mail.

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The Depositary shall not be liable for any acts or omissions made by a successor Depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

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The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the deposited securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith.

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Are not liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of ADSs or deposited securities or otherwise.

Further, the Depositary has no duty to make any determination or provide any information as to our tax status. Neither we nor the Depositary have any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs. In addition, neither we nor the Depositary shall be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DTC Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC that facilitates interchange between registered holding of uncertificated securities and holding of security entitlements in those securities through DTC and a DTC participant. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of an ADS Holder, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of that ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile and otherwise in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder communications: Inspection of register of holders of ADSs

The Depositary will make available for your inspection at its office any reports and communications including any proxy solicitation material, that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities, including any proxy soliciting material. We shall furnish reports and communications, including any applicable proxy soliciting material, to the Depositary in English, to the extent those materials are required to be translated into English pursuant to any regulations of the CNV. The Depositary will send you copies of those communications or otherwise make those communications available to you if we request to. The Depositary shall keep a register of all ADS holders and all outstanding ADSs, which shall be open to you for inspection at the Depositary’s office during regular business hours, but only for the purpose of communicating with ADS holders regarding our business or a matter related to the Deposit Agreement or the ADSs.

Memorandum and articles of association

YPF S.A.’s by-laws were registered on February 5, 1991, under number 404 of the Book of Corporations number 108, volume “A” of the Public Registry of Commerce of the City of Buenos Aires, in charge of the General Inspection Justice (the “IGJ”); and which amended bylaws were approved by National Executive Decree No. 1,106/1993, and approved by YPF S.A.’s shareholders’ meeting held on June 11, 1993, and notarized by public deed No. 175, dated June 15, 1993, at the National Notary Public Office, sheet 801 of the National Registry and registered at the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the IGJ on June 15, 1993, under number 5,109 of the Book of Corporations number 113, volume “A”.

At a shareholders’ meeting on January 26, 2024, YPF S.A.’s shareholders approved an amendment to YPF S.A.’s bylaws, unifying the functions of the Chair of the Board of Directors and CEO. On March 15, 2024, This amendment was registered in the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the IGJ.

Corporate purpose

Pursuant to Section 4 of our bylaws, the corporate purpose of YPF S.A. is to perform, on its own, through or in association with third parties, the following activities:

•	Survey, exploration and exploitation activities of liquid and/or gaseous hydrocarbon fields and other minerals.
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Industrialization, transportation and commercialization of these products and of the direct or indirect by-products thereof, including petrochemical and chemical products, whether by-products of hydrocarbons or not.

•	Generation of electricity from hydrocarbons.

For this purpose, YPF S.A. shall be entitled to manufacture, use, purchase, sell, exchange, import and export the said products and/or by-products and to carry out any other operation complementary to its industrial and commercial activities, or any such operation as shall be necessary for the fulfillment of its purposes. For a better discharge of these purposes, YPF S.A. shall be entitled to create, associate with, or participate in private or public entities domiciled in the country or abroad, to the extent permitted by our bylaws.

For a detailed description of YPF S.A.’s corporate purpose, see “Item 4. Information on the Company”.

Shareholders’ meetings

Pursuant to the Argentine General Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of the capital stock of YPF S.A. may also request that a shareholders’ meeting be called, in which case the meeting must be held within 40 days of such shareholders’ request. If the Board of Directors or the Supervisory Committee fail to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. The holding and notices of YPF S.A.’s Shareholders’ meetings shall be carried out in accordance with the provision of the LGS and Chapter II, Title II of the CNV Rules.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An ordinary meeting of shareholders shall be held within 4 months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Article 234 of the Argentine General Corporations Law, such as the consideration of our financial statements, allocation of net profit for such fiscal year, consideration of the reports of the Board of Directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, all or a substantial part of the assets of YPF S.A. as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to YPF S.A. are paid partially or totally with a percentage of the income, results or earnings of YPF S.A., if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the liability of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our bylaws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Notices of shareholders’ meetings

Notice of shareholders’ meetings must be published in the Official Gazette, and in an Argentine newspaper of wide circulation for 5 days and also in the bulletin of the Buenos Aires Stock Exchange, at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held (with an interval of at least one hour from the hour for the first call) without publication of the call if all the shares of the outstanding share capital of YPF S.A. are present in the meeting and resolutions are adopted by unanimous vote of shares entitled to vote. The holding and notices of YPF S.A.’s Shareholders’ meetings shall be carried out in accordance with the provisions of the LGS and Chapter II, Title II of the CNV Rules.

Quorum and voting requirements

Except as described below, the quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. In case of a meeting on second call (provided that the quorum is not available at the first meeting) quorum is of whichever number of shares present in the meeting. Action may be taken by the holders of an absolute majority of votes present that may be issued. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote and pursuant to our bylaws if such quorum is not available, a meeting on second call may be held, with the presence of any number of shares entitled to vote. In both cases action may be taken, by the holders of an absolute majority of the votes present.

Our bylaws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) delisting of our shares from ByMA or NYSE, and (iv) a spin-off by YPF S.A., when as a result of such spin-off 25% or more of our assets are transferred to the resulting corporations, even in case that such result is reached by several spin-offs during a one year term, a majority of the shares representing at least 75% of our voting shares is required, either in first and second call, and the affirmative vote of the Class A shares, by holding a special meeting of the holders of such shares.

Our bylaws also establish that in order to approve (i) certain amendments to our bylaws concerning transfer of shares and tender offers, (ii) the granting of certain guarantees in favor of our shareholders, except when the guarantee and the guaranteed obligation were assumed while procuring the corporate purpose set forth in our bylaws, (iii) total cessation of refining, commercialization and distribution activities, and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, either in first and second call.

For information about voting rights of our shares, see “Item 10. Additional information—Voting”.

To affect the rights of any class of shares, the affirmative vote of such class of shares, voting at a special meeting of the holders of such shares, is required.

A special majority is required to amend any rule provided by the bylaws of YPF in which such same special majority is required.

In order to attend the meeting, shareholders must deposit their shares, or a certificate representing book-entry shares issued by a bank, clearing house or depository trust company, with us. This certificate will allow each shareholder to be registered in the attendance book which closes 3 business days before the date on which the meeting will be held. YPF S.A. will issue to each shareholder a deposit certificate required for admission into the meeting. Shares certified and registered in the attendance book may not be disposed of before the meeting is held unless the corresponding deposit is cancelled.

For information about requirements for foreign companies for the exercise of their voting rights see “Item 10. Additional information—Preemptive and accretion rights”.

According to Article 62 Bis of the Capital Markets Law and to CNV General Resolution No. 789/2019, foreign companies may vote in shareholders’ meetings by a duly authorized attorney in fact.

Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on resolutions regarding the approval of their management duties, their responsibility or removal for cause.

A shareholder who has a conflict of interest with YPF S.A. and who does not abstain from voting may be liable for damages to YPF S.A., but only if without such shareholder’s vote the majority required to validly adopt the relevant resolution would not be reached. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law, our by-laws or its internal regulation, may be held jointly and severally liable for damages to YPF S.A. or to other third parties, including shareholders.

The affirmative vote of our majority is needed to adopt certain resolutions of YPF S.A.

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment, other than broadcasting, acquisition of land located in frontier border areas (and other security areas) according to Law-Decree No. 15,385/1944 (as amended and supplemented from time to time) or rural land by foreign individuals or legal entities according to Law No. 26,737 (as amended and supplemented from time to time), is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder (see “Item 4. Information on the Company—History and development of YPF S.A.”).